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                           CERTIFICATE OF INCREASE OF

                              SHARES DESIGNATED AS

                  SERIES A JUNIOR PARTICIPATING PREFERRED STOCK


     Phoenix Technologies Ltd., a corporation organized and existing under the General Corporation Law of Delaware (the "Corporation"), does hereby certify that:

     The Corporation filed its Restated Certificate of Incorporation with the office of the Delaware Secretary of State on May 6, 1988. On April 18, 1996, the Corporation filed an Certificate of Amendment to said Restated Certificate of Incorporation which increased the shares of common stock authorized for issuance but did not change the number of shares of preferred stock authorized for issuance. A Certificate of Designations was filed by the Corporation with the office of the Delaware Secretary of State on November 13, 1989 with respect to the Corporation's Series A Junior Participating Preferred Stock (the "Certificate of Designations") as follows:

     The Board of Directors of the Corporation at a meeting held on September 28, 1995 duly adopted a resolution authorizing and directing an increase in the number of shares designated as Series A Junior Preferred Stock from 200,000 to 400,000 shares, in accordance with the provisions of section 151 of The General Corporation Law of the State of Delaware.

     IN WITNESS WHEREOF, the said Phoenix Technologies Ltd. has caused this certificate to be executed by its Vice President, General Counsel and Secretary this 17th day of April, 1996.



                                        /s/ Scott C. Neely
                                        ----------------------------------
                                        Scott C. Neely
                                        Vice President,
                                        General Counsel and Secretary